# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UiPath, Inc., CIK 0001734722
CUSIP: 90364P105
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: One Vanderbilt Avenue, 60th Floor, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001855767-22-000005
Filed by CIK 0001855767

## Reporting persons
- Daniel Dines: type of reporting person: individual (IN); citizenship or place of organization: Romania (S5); sole voting power 105,697,391; shared voting power 0; sole dispositive power 105,697,391; shared dispositive power 0; aggregate amount beneficially owned 105,697,391 (19.9% of the class)

## Item 1. Issuer
Name of issuer: UiPath, Inc.
Address of issuer's principal executive offices: One Vanderbilt Avenue, 60th Floor, NEW YORK, NY, 10017

## Item 2. Person Filing
Name of person filing: Daniel Dines
Address of principal business office or, if none, residence: c/o UiPath, Inc., One Vanderbilt Avenue, 60th Floor, New York, New York 10017
Citizenship: Romania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the attached cover pages.

As of September 30, 2025, Mr. Dines beneficially owned (A) 31,631,388 shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), consisting of (i) 29,918,585 shares held by IceVulcan Investments Ltd and (ii) 1,472,803 shares held by Ice Vulcan Holding Limited, and (B) 74,306,003 shares of the Issuer's Class B Common Stock, par value $0.0001 per share (the "Class B Common Stock" and, collectively with the Class A Common Stock, the "Common Stock"), held by Ice Vulcan Holding Limited. IceVulcan Investments Ltd is the sole shareholder of Ice Vulcan Holding Limited, and Mr. Dines is the sole shareholder of IceVulcan Investments Ltd. Mr. Dines retains sole voting and investment power with respect to the shares held by such entities. By virtue of these relationships, Mr. Dines may be deemed to beneficially own the shares reported on the cover page to this Schedule 13G. As of October 13, 2025, Mr. Dines no longer has voting or dipositive power over 240,000 shares of Class A Common Stock included in his prior ownership report.

Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a 1-for-1 basis (A) at any time at the holder's option or (B) automatically upon the occurrence of the following: (1) the transfer of such share of Class B Common Stock, except for certain transfers whereby the holder continues to hold sole voting and dispositive power with respect to each such share, (2) a date fixed by the Issuer's board of directors that is no less than 120 days and no more than 180 days following the date that the number of shares of Class B Common Stock outstanding is less than 20% of the number of shares of Class B Common Stock outstanding immediately prior to the completion of the Issuer's initial public offering, or (3) six months after the death or incapacity of Mr. Dines. The holders of Class B Common Stock are entitled to 35 votes per share and the holders of Class A Common Stock are entitled to one vote per share.
Percent of class:
See response to Item 11 on the attached cover pages.

Based on (i) 457,389,237 shares of Class A Common Stock and (ii) 74,306,003 shares of Class B Common Stock issued and outstanding, in each case as of September 30, 2025, and the information set forth in (a) above, Mr. Dines beneficially owned 19.9% of the outstanding Class A Common Stock (treating only shares of Class B Common Stock beneficially owned by Mr. Dines as converted for purposes of computing this percentage), representing 86.1% of the total voting power of the Issuer's outstanding Common Stock.
Sole power to vote or to direct the vote: See response to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See response to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See response to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See response to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Daniel Dines: /s/ Daniel Dines, Daniel Dines (11/12/2025)